Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 July 22, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1198
             Guggenheim Balanced Income Builder Portfolio, Series 8
                       File Nos. 333-196131 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1198, filed on May 21, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 8 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

      1. The "Principal Investment Strategy" section states that the Trust may invest in small-capitalization companies. Please add disclosure about the risks of investing in small-capitalization companies in the "Principal Risks" section.

      Response: Even though small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren